Ex. 99.28(d)(32)(iii)

Amendment to

Sub-Advisory Agreement Between

Jackson National Asset Management, LLC

and Lazard Asset Management LLC

This Amendment is made by and between Jackson National Asset Management, LLC, a Michigan limited liability company and registered investment adviser (the “Adviser”), and Lazard Asset Management LLC, a Delaware limited liability company and registered investment adviser (the “Sub-Adviser”).

Whereas, the Adviser and the Sub-Adviser (the “Parties”) entered into a Sub-Advisory Agreement effective as of September 13, 2021 wherein the September 2, 2021 Second Amended and Restated Investment Sub-Advisory Agreement was incorporated by reference (the “Agreement”), whereby the Adviser appointed the Sub-Adviser to provide sub-investment advisory services to certain investment portfolios (the “Funds”) of JNL Series Trust (the “Trust”), as listed on Schedule A to the Agreement.

Whereas, pursuant to the Agreement, the Adviser agreed to pay the Sub-Adviser for the services provided and the expenses assumed by the Sub-Adviser a sub-advisory fee as set forth on Schedule B to the Agreement, and the Sub-Adviser agreed to accept such sub-advisory fee as full compensation under the Agreement for such services and expenses.

Whereas, the Board of Trustees of the Trust has approved, and the Parties have agreed, to amend the sub-advisory fees as set forth on Schedule B to the Agreement to reflect fee reductions for the JNL/Lazard International Strategic Equity Fund, effective September 1, 2022.

Now Therefore, in consideration of the mutual covenants herein contained, the Parties hereby agree to amend the Agreement as follows:

1.	Schedule B to the Agreement is hereby deleted and replaced in its entirety with Schedule B dated September 1, 2022, attached hereto.

2.	Except as specifically amended hereby, the Agreement shall remain in full force and effect in accordance with its terms.

3.	Each of the Parties represents and warrants to the others that it has full authority to enter into this Amendment, upon the terms and conditions hereof, and that the individual executing this Amendment is duly authorized to bind the respective party to this Amendment.

4.	This Amendment may be executed in one or more counterparts, which together shall constitute one document.

In Witness Whereof, the Parties have caused this Amendment to be executed, effective as of September 1, 2022.

Jackson National Asset Management, LLC		Lazard Asset Management LLC

By:	/s/ Mark D. Nerud	By:	/s/ Nathan Paul
Name:	Mark D. Nerud	Name:	Nathan Paul
Title:	President and CEO	Title:	Chief Business Officer

Schedule B

Dated September 1, 2022

(Compensation)

JNL Multi-Manager Alternative Fund*
[Fee Schedule Omitted]

*	For the portion of the Average Daily Net Assets managed by Lazard Asset Management LLC for the Lazard Convertibles Plus sleeve.

JNL/Lazard International Strategic Equity Fund
Average Daily Net Assets	Annual Rate
$0 to $100 million	0.50%
Assets over $100 million to $200 million	0.45%
Assets over $200 million to $300 million	0.40%
Assets over $300 million to $400 million	0.35%
Assets over $400 million	0.30%

B-1